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                                                                  Exhibit (a)(4)


                                     FORM OF
                         PROMISE TO GRANT STOCK OPTIONS

     In exchange for your agreement to cancel certain stock options ("Old Options") granted to you by Centillium Communications, Inc. ("Centillium"), Centillium hereby promises to grant you, on May 20, 2002, if Centillium extends the exchange offer, a date which is at least six months and a day following the cancellation date of the Old Options, stock options covering _________ shares of Centillium's common stock (the "New Options"), which is the same number of shares subject to the options which you tendered for exchange and which were cancelled on November 19, 2001. The exercise price of each New Option will be the closing price of Centillium's common stock as listed on the Nasdaq National Market on the date of grant. Each New Option will vest according to the same vesting schedule as the Old Option it replaces, subject to your continued employment with Centillium. Each New Option will otherwise be subject to the standard terms and conditions under Centillium's 1997 Stock Plan (the "1997 Plan") or 2001 Nonstatutory Stock Option Plan (the "2001 Plan"), and a new option agreement between Centillium and you.

     In order to receive the New Options, you must be employed by Centillium on the date of grant. This promise to grant does not constitute a guarantee of employment with Centillium for any period. Your employment with Centillium remains "at-will" and can be terminated by either you or Centillium at any time, with or without cause or notice, subject to the provisions of local law. If you voluntarily terminate your employment with Centillium or if your employment is terminated by Centillium for any reason before the expected grant date of the New Options, you will lose all rights you have to receive any New Options.

     This Promise is subject to the terms and conditions of the Offer to Exchange dated October 22, 2001, and the Election Form previously completed and submitted by you to Centillium, all of which are incorporated herein by reference. These documents reflect the entire agreement between you and Centillium with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Centillium.

                                       CENTILLIUM COMMUNICATIONS, INC.

Dated: November ____, 2001             By:
                                          --------------------------------------
                                          Faraj Aalei
                                          Chief Executive Officer